White Knight Resources Ltd.

82-2850

02 SEP 24 AM 9:41

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

SUPPL

News Release
September 16, 2002
NR# 02-08

Gold Pick Property Acquired

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has staked the Gold Pick property located in the Gold Bar Mine District, 50 kilometres northwest of Eureka, Nevada. The 19 unpatented claims are situated within the southern Battle Mountain-Eureka Trend and cover two drill-defined gold deposits: Gold Pick and Gold Ridge North.

The Gold Pick claims are centered on the former Gold Pick open-pit mine from which Atlas Precious Metals produced about 48,000 ounces of gold between 1991 and 1994. After the close of mining, pit optimization studies conducted by Mine Development Associates, Inc. defined a remaining minable reserve estimated at 1,794,700 tons grading 0.077 oz/ton gold (138,057 ounces gold), using a gold price of US$321/oz gold. These reserves are contained within a larger resource estimated to exceed 284,000 ounces gold (4,997,833 tons at a grade of 0.057 oz/ton gold in the measured mineral resource category). Mineralization remains partially open along strike to both the east and west of the deposit.

Atlas Precious Metals examined the option of mining the higher-grade core of the Gold Pick deposit by underground mining methods, but never completed an underground ore reserve estimate. Drilling data indicates at least four incompletely defined internal zones of higher grade gold mineralization, ranging from 10 to 50 feet in thickness with strike lengths of 150 feet to over 400 feet. Gold grades in the higher grade core range from 0.200 oz/ton gold to over 1.0 oz/ton gold (10 feet @ 1.20 oz/ton gold in drill-hole 33-469).

The Gold Pick claim group also covers the Gold Ridge North deposit, along the north end of the former Gold Ridge open-pit mine. The deposit is estimated to contain a resource of 584,164 tons grading 0.046 oz/ton gold (26,872 ounces gold), of which 286,006 tons grading 0.056 oz/ton gold (16,016 ounces gold) had been categorized as minable reserve at US$321/oz gold. These calculations were performed by Mine Development Associates, Inc. of Reno, Nevada.

dlo 9/24

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com

The acquisition of the 100% owned Gold Pick property substantially increases the Company's resource base in the Gold Bar district, adding approximately 154,000 ounces that may be minable at current gold prices. An updated ore reserve analysis would be required to establish minable reserves using current definitions under National Instrument 43-101.

Management is currently developing an exploration plan aimed at expanding existing resources and discovering additional gold deposits in its Gold Bar District holdings.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President